March 10, 2008

Via Facsimile, Federal Express and EDGAR

Ms. Peggy Fisher
Assistant Director
Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, DC 20549

Re:	Solar Enertech Corp.
Preliminary Proxy Materials
Filed February 13, 2008
File No. 000-51717

Dear Ms. Fisher:

This correspondence is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated March 3, 2008, with respect to the Preliminary Proxy Materials of Solar Enertech Corp. (the “Company”) filed on February 13, 2008. As requested by the Staff, we are simultaneously submitting this correspondence in conjunction with the Company’s response letter dated the same in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding submission of “Tandy” language.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

If you should have any questions regarding the above, please do not hesitate to contact me at (650) 688-5800.

Sincerely,

Solar Enertech Corp.

Name:	Anthea Chung
Title:	Chief Financial Officer

cc:	Tom Jones, Securities and Exchange Commission
Eric Wang, DLA Piper US LLP